SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Martin Marietta Materials, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

573284106

(CUSIP Number of Class of Securities)

Daniel S. Loeb

Third Point LLC

390 Park Avenue

New York, NY 10022

(212) 224-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Robert C. Schwenkel, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

(212) 859-8167

November 30, 2006

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 573284106	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Third Point LLC I.D. #13-3922602
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

2,450,000
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

2,450,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

2,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON*

OO

CUSIP No. 573284106	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

2,450,000
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

2,450,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

2,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON*

IN

This Schedule 13D is being filed on behalf of Third Point LLC, a Delaware limited liability company (the “Management Company”), and Daniel S. Loeb, an individual (“Mr. Loeb”, and together with the Management Company, the “Reporting Persons”). This Schedule 13D relates to the Common Stock, par value $0.01 per share, of Martin Marietta Materials, Inc., a North Carolina corporation (the “Company”). Unless the context otherwise requires, references herein to the “Common Stock” are to such Common Stock of the Company. The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the “Funds”). The Funds directly own the Common Stock to which this Schedule 13D relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock of the Company and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the principal executive offices of the Company is 2710 Wycliff Road, Raleigh, North Carolina 27607-3033.

Item 2. Identity and Background.

(a) This statement is filed by the Reporting Persons. Daniel S. Loeb is the chief executive officer of the Management Company and controls the Management Company’s business activities. The Management Company is organized as a limited liability company under the laws of the State of Delaware.

(b) The address of the principal business and principal office of the Management Company and Mr. Loeb is 390 Park Avenue, 18th floor, New York, New York 10022.

(c) The principal business of the Management Company is to serve as investment manager or adviser to the Funds, and to control the investing and trading in securities of the Funds. The principal business of Mr. Loeb is to act as the chief executive officer of the Management Company.

(d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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(e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Loeb is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The Funds expended an aggregate of approximately $226,968,650 of their own investment capital to acquire the 2,450,000 shares of Common Stock held by them (the “Shares”). All Shares were acquired in open market purchases on the New York Stock Exchange.

The Funds effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp. and Goldman, Sachs & Co., which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4. Purpose of Transaction.

The purpose of the acquisition by the Funds of beneficial ownership of the securities is for investment. The acquisition was effected because of the Reporting Persons’ belief that the Company represents an attractive investment based on the Company’s business prospects. The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Company, on an ongoing basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). Depending on prevailing market, economic and other conditions, one or more of the Reporting Persons may from time to time, among other things, hold discussions with third parties or with management of such companies (including the Company) in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, strategy, management or capital structure of such companies as a means of enhancing shareholder value. Such

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suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company’s capitalization or dividend policy. The Reporting Persons presently do not have any plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters.

The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of the Company’s securities, subsequent developments concerning the Company, the Company’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time (via the Funds or otherwise) to increase or decrease the size of their investment in the Company or to sell any or all of the securities of the Company that they hold.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, the Management Company beneficially owns 2,450,000 shares of Common Stock. The Management Company shares voting and dispositive power over such holdings with Mr. Loeb and with the Funds. The Shares represent 5.4% of the 45,144,572 shares of Common Stock outstanding as of October 27, 2006, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares. None of the individual Funds owns a number of shares of Common Stock representing more than 5% of such total.

(b) The Management Company and Mr. Loeb share voting and dispositive power over the 2,450,000 shares of Common Stock held directly by the Funds.

(c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Stock during the past 60 days.

All of the transactions set forth on Schedule A were effected in open market transactions on the New York Stock Exchange.

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Except as set forth above and on Schedule A, during the last 60 days there were no transactions in the Common Stock effected by the Reporting Persons nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

(d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

99.1.	Joint Filing Agreement, dated as of December 11, 2006, by and between the Reporting Persons.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2006

THIRD POINT LLC

By:	/s/ Daniel S. Loeb
Name:	Daniel S. Loeb
Title:	Chief Executive Officer

/s/ Daniel S. Loeb
Daniel S. Loeb

[SIGNATURE PAGE TO SCHEDULE 13D WITH RESPECT TO

MARTIN MARIETTA MATERIALS, INC.]

Schedule A

(Transactions by the Funds in Common Stock

during the past 60 days)

Date	Transaction	Shares	Price Per Share($)
12/1/06	BUY	50,000	98.389
11/30/06	BUY	10,000	98.998
11/30/06	BUY	200,000	99.043
11/29/06	BUY	65,000	96.594
11/29/06	BUY	85,000	96.523
11/28/06	BUY	130,000	94.020
11/28/06	BUY	150,000	94.001
11/27/06	BUY	180,000	94.843
11/27/06	BUY	100,000	94.586
11/24/06	BUY	50,000	95.938
11/24/06	BUY	25,000	95.553
11/22/06	BUY	55,000	95.561
11/22/06	BUY	100,000	95.285
11/21/06	BUY	20,000	94.415
11/21/06	BUY	30,000	94.448
11/20/06	BUY	50,000	93.965
11/6/06	BUY	25,000	89.922
11/6/06	BUY	25,000	90.000
11/3/06	BUY	75,000	88.534
11/3/06	BUY	25,000	88.600

11/2/06	BUY	50,000	88.175
11/2/06	BUY	50,000	88.401
10/31/06	SELL	(4,200)	88.000
10/31/06	BUY	4,200	88.000
10/20/06	SELL	(70,000)	87.345
10/20/06	SELL	(50,000)	87.265
10/18/06	BUY	60,000	90.357
10/18/06	BUY	50,000	90.478
10/13/06	BUY	125,000	90.138
10/13/06	BUY	10,000	90.331
10/12/06	BUY	45,000	90.824
10/12/06	BUY	55,000	91.161
10/11/06	BUY	150,000	89.031
10/11/06	BUY	60,000	88.924
10/11/06	BUY	115,000	88.901
10/10/06	BUY	150,000	88.810
10/9/06	BUY	100,000	86.500
10/9/06	BUY	100,000	86.411